

Contact: Michael L. McDonald
Senior Vice President & Chief Financial Officer
703-478-5845
Email: mmcdonald@fairchild.com

FAIRCHILD REPORTS PRELIMINARY RESULTS FOR ITS THIRD QUARTER ENDED JUNE 30, 2007, AND CHANGES AUDITORS.

McLean, Virginia (September 13, 2007) - The Fairchild Corporation (NYSE: FA) reported today that revenues increased by $12.3 million, or 11.7%, to $118.1 million in the three months ended June 30, 2007, as compared to $105.8 million in the three months ended June 30, 2006. The improvement reflected a $8.3 million, or 19.1%, increase in revenues at PoloExpress; a $3.3 million, or 7.8%, increase in revenues at Hein Gericke; and a $0.8 million, or 3.9%, increase in revenues at the Company's Aerospace segment. Revenue increases at PoloExpress and Hein Gericke were fueled by a 2.6% increase in same store sales, and approximately $6.4 million of improvements caused by the increase in the Euro relative to the U.S. dollar. Revenues at the Company's aerospace segment reflect a robust aerospace industry. The Company's preliminary estimated operating income was approximately $3.1 million for the quarter ended June 30, 2007, as compared to $2.4 million for the quarter ended June 30, 2006. The change reflected a $0.6 million improvement at Hein Gericke and a $0.2 million improvement at the Aerospace segment. The Company recognized $3.5 million of investment income in the quarter ended June 30, 2007. At June 30, 2007, the Company had cash and short-term investments of $39.1 million. The Company's PoloExpress and Hein Gericke businesses are seasonal, with historic trends of higher volumes of sales and profits during months from March through September.

The Company intends to file its quarterly reports for the first quarter ended December 31, 2006, the second quarter ended March 31, 2007, and the third quarter ended June 30, 2007, in early-to-mid October.

The company also reported today that, effective immediately, it has dismissed KPMG LLP as the Company's principal accountants and has engaged BDO Seidman, LLP as its new principal accountants for the fiscal year ending September 30, 2007.

About The Fairchild Corporation

The business of Fairchild consists of three segments: PoloExpress, Hein Gericke, and Aerospace. Fairchild's PoloExpress and Hein Gericke business designs and sells motorcycle protective apparel, helmets, and a large selection of technical accessories, for motorcyclists. Together, Hein Gericke and PoloExpress operate 236 retail shops in Germany, the United Kingdom, Austria, Belgium, France, Italy, Luxembourg, the Netherlands, Switzerland and Turkey. Fairchild's aerospace segment is engaged in the aerospace distribution business which stocks and distributes a wide variety of parts to operators and aerospace companies providing aircraft parts and services to customers worldwide. Additional information is available on The Fairchild Corporation web site (www.fairchild.com). Hard copies of the Company's most recent completed audited financial statements are available free of charge by contacting us at 703-478-5800.

This news release may contain forward looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended, and Section 21-E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements, as a result of the risks associated with the Company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.